NO ACT

RE
12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



Received SEC
JAN 1 4 2010
Washington, DC 20549

January 14, 2010

Bob Normile
Senior Vice President and General Counsel
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-14-10

Re: Mattel, Inc.
Incoming letter dated December 22, 2009

Dear Mr. Normile:

This is in response to your letter dated December 22, 2009 concerning the shareholder proposal submitted to Mattel by Marie-Claude Hessler-Grisel. We also have received a letter from the proponent dated January 11, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated December 22, 2009

The proposal requests that the board report yearly on the working conditions at Mattel's facilities, as well as those of its vendors and licensees.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Mattel relies.

Sincerely,

Michael Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 11, 2010 8:59 AM
To: shareholderproposals
Cc: robert.normile@mattel.com
Subject: Re : Mattel, Inc- Stockholder Proposal by Marie-Claude Hessler-Grisel

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2010

Sent via E-mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail Address : shareholderproposals@sec.gov

Re : Mattel, Inc. - Stockholder Proposal by Marie-Claude Hessler-Grisel

Ladies and Gentlemen,

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, I am e-mailing you my response to Mattel's arguments regarding the omission of my Proposal from the Proxy Materials for the 2010 Annual Meeting. I am also e-mailing my response to Mr Robert Normile, Senior Vice-President, General Counsel and Secretary of Mattel, Inc.

Mattel believes that it may properly omit the Proposal pursuant to Rule 14a-8(i)(12)(iii) and Rule 14a-8(i)(7).

The arguments below show that Rule 14a-8(i)(12)(iii) and Rule 14a-8(i)(7) do not allow Mattel to omit my Proposal from the 2010 Proxy Materials. Therefore, I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel omits the inclusion of the Proposal from its Proxy Materials for the 2010 Annual Meeting.

Before putting forward the arguments showing that neither of the above rules allows Mattel to omit my Proposal from the 2010 Proxy Materials, I deem it useful to the Staff and the Commission to recall a few facts regarding Mattel's code of conduct and its independent monitoring process.

In 1997, Mattel adopted the Global Manufacturing Principles as the most comprehensive code of conduct in the toy industry. The code was distributed at the 1997 Annual Meeting and publicly launched later, on November 20, 1997. At the same date, Mattel announced the implementation of an independent monitoring system headed by Professor S. Prakash Sethi of the City University of New York's Baruch College, recognized expert in multinational corporate governance and ethics. In her Letter to the Shareholders of the May 1997 Annual Report, the Chairman announced "we're working with an independent, internationally recognized expert on corporate governance and ethics to help establish a worldwide monitoring system and – I am pleased to tell you - this has established a leadership position for Mattel as the first global consumer products company to agree to independent third party monitoring worldwide".

The first independent audit reports were made public at the end of 1999.

When Mr Robert Eckert became Chairman and Chief Executive Officer of Mattel, Inc. in 2000, he made his support for the independent monitoring system public in his Letter to the Shareholders of the 2000 Annual Report. Professor Sethi went on heading the independent and transparent audit process and audit reports continued to be regularly made public, covering Mattel's owned-and-operated facilities as well as the main subcontractors' facilities.

At the beginning of 2009, without warning and without public announcement, the independent and transparent monitoring system put in place in 1997 was cancelled. Instead Mattel will rely on the ICTI Care Process, an audit and certification process put in place by the toy industry as a whole. But as stated in the supporting statement of the Proposal, "the process is fatally flawed because it is not transparent : no audit reports are made public."

I. Rule 14a-8(i)(12)(iii)

According to Rule 14a-8(i)(12)(iii) a proposal may be excluded when it deals "with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years".

There is no denying that, within the last 5 calendar years, no proposal of mine received 10% of the vote of shareholders.

Up to 1983, a proposal could be excluded if it was "substantially the same proposal" as prior proposals. However Rule 14a-8(i)(12) was amended by the Commission to permit the exclusion of a proposal that "deals with substantially the same subject matter". While amending the Rule, the Commission recognized that the new provision will involve difficult subjective judgments but anticipated that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Mattel, Inc. argues that the Proposal deals substantially with the same subject matter as three previous proposals. However Mattel arguments are based on the specific language or actions of the Proposal while leaving aside the substantive concerns raised by the Proposal. The various examples of decisions made by the Staff and put forward by Mattel cannot be compared to the Proposal and its substantive concerns. Whereas the various examples, in effect, raised the same subject matter but in a language or a perspective slightly different, the Proposal raises a new substantial concern created by the recent decision of Mattel to cancel an over 10 year old independent and transparent auditing process, in a major policy shift.

The Proposal raises new substantial concerns due to the cancellation of Mattel's independent and

transparent auditing process. The Proposal and the whole supporting statement of the Proposal refer to that cancellation and to the risks it brings to shareholders. For example :
- "whereas the Shareholders, following the cancellation of Mattel's own independent and transparent auditing process," ...
- "2009 will be remembered as the year Mattel gave up transparency".
- "At the beginning of 2009 Mattel abruptly and stealthily cancelled its own independent monitoring process".
- "Under those circumstances, shareholders are anxious not to see their investment jeopardized by scandals due to working conditions".
- "To reassure themselves they (the shareholders) cannot rely on Mattel's reporting system. The annual reports barely mention the issue"... "The Global Citizenship Reports come out every other year at best" ... "and give very limited information regarding the working conditions."

Since the Proposal raises a new substantial concern, as shown above, there is no need to elaborate on the specific language or actions.

II. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy statement if the proposal deals with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law providing management with flexibility in directing certain core matters involving the company's business and operations".

In 1998 the Commission also gave the following precisions: proposals focusing on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

While the substantial concern of the Proposal obviously pertains to a significant social policy issue, Mattel also argues that the Proposal is excludable because it addresses both ordinary and non ordinary business matters and also because it seeks a report that involves a matter of ordinary business. In its arguments on Rule 14a-8(i)(7) Mattel, again, does not take into account, or even mention, the 2009 major decision to cancel the over 10 year old independent and transparent auditing process. Mattel cites many examples of proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7). None of those examples of proposals focuses on sufficiently significant social policy issues such as the issue raised by the monitoring of working conditions at Mattel's owned-and-operated facilities, at Mattel's vendors' facilities and at Mattel's licensees' facilities.

In Mattel, like in other companies, the Board of Directors represents Shareholders and focuses on matters of strategic relevance to the Corporation and therefore to its Shareholders : what matters to the Board matters to the Shareholders.

While we do not know how the decision to stop the independent auditing and its public reporting system was taken, we do know that this auditing process resulted, in 1997, from a Board level decision.

The interest of the Board, and through the Board the interest of the Shareholders, for the subject of working conditions in Mattel's plants and Mattel's subcontractors' and licensees' plants is well justified. The Board does not deal with operational matters, it deals with strategy and principles, leaving of course the execution of this strategy and the operational implementation of these principles to the executive management.

In 1997, Mattel and its Board were among the first to devote to working conditions the attention they deserve, having understood before many others their dramatic impact on cost and quality, and on the image of Mattel as an employer. Twelve years later, the question of working conditions should remain at the top of the agenda if only to avoid major scandals that could hurt the Shareholders.

Because the 2009 decision to cancel the independent and transparent auditing process is a strategic decision regarding a significant social policy issue, the Proposal may not be excluded under Rule 14a-8(i)(7).

CONCLUSION

For the reasons set forth above, I believe that Mattel may not omit the Proposal from the 2010 Proxy Materials. Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the Proposal from its Proxy Materials for the 2010 Annual Meeting.

You may contact me at telephone A & OMB Memorandum M-if you have any questions regarding this matter.

Very truly yours
Marie-Claude Hessler-Grisel

cc: Mr Robert Normile, Senior Vice-President, General Counsel and Secretary of Mattel, Inc. Via E-mail



MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

December 22, 2009

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of Marie-Claude Hessler-Grisel
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Mattel, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by Marie-Claude Hessler-Grisel (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to
Rule 14a-8(k).

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted stockholder proposals that were included in the Company's 2005, 2006 and 2007 proxy materials and did not receive the support necessary for resubmission; and
- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "inform the public, every year, on the working conditions at Mattel's owned-and-operated facilities, at Mattel's vendors' facilities and at Mattel's licensees facilities." A copy of the Proposal and correspondence with the Proponent is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(12)(iii) Because It Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," and the proposal received "[l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Moreover, consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Ford Motor Co.* (avail. Feb. 28, 2007) (concurring that a proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles was excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (concurring that a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (concurring that a proposal requesting a report on legal issues related to the supply of raw materials to tobacco companies related to substantially the same subject matter as a proposal that requested that the company divest its filter tow product line, a line that produced materials used to manufacture cigarette filters).

B. The Proposal Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals.

The Company previously received three identical stockholder proposals from the Proponent requesting annual reporting on working conditions in facilities where Company products (or components of Company products) are manufactured. In 2005, the Company included a stockholder proposal submitted by the Proponent in its 2005 proxy materials, filed on April 13, 2005 (the "2005 Proposal," attached as Exhibit B), that requested that the Board "report yearly on the concrete measures and the money spent on the improvement of working and living conditions at Mattel's own facilities and at its subcontractors' facilities." The Company also included an identical stockholder proposal submitted by the Proponent in its 2006 and 2007 proxy materials, filed on April 13, 2006 (the "2006 Proposal," attached as Exhibit C) and April 12, 2007 (the "2007 Proposal," attached as Exhibit D), respectively.

As noted above, under Rule 14a-8(i)(12) a company may exclude a stockholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The Proposal concerns substantially the same subject matter as the 2005 – 2007 Proposals (collectively, the "Previous Proposals"): disclosure and transparency with regard to the Company's labor policies, specifically annual reporting on working conditions at facilities run by the Company and third-party manufacturers. While some of the specific words in the Proposal and the Previous Proposals vary, the fact that they request the same action and deal with substantially the same subject matter is demonstrated by a comparison of the Proposal and the Previous Proposals with previous instances where the Staff has concurred with the exclusion of a variety of stockholder proposals relating to reporting on corporate policies and company activities.

The Staff has, on repeated occasions, permitted the exclusion under Rule 14a-8(i)(12) of stockholder proposals that requested reports on related topics even though the specific information to be covered by each report varied. Notably, in *Bank of America Corp.* (avail. Dec. 22, 2008), the Staff concurred in excluding a stockholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different detail to be covered by the requested report. In *Bank of America*, the 2005 and 2006 proposals requested an annual report detailing the date and amount of the company's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were not identical in subject or frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12). Similarly, in *Procter & Gamble Co.* (avail. July 31, 2009), the Staff concurred with the exclusion of a proposal requesting a report on the feasibility of ending laboratory testing on animals because it related to substantially the same subject matter as a prior proposal requesting a report on compliance with the company's animal testing policy.

Notably, each of the Proposal and the Previous Proposals relates to common concerns regarding reporting on working conditions at facilities that manufacture Company products (or components of Company products). More specifically, each of the Proposal and the Previous Proposals calls upon the Board to provide information annually related to the working conditions at facilities run by the Company and by third party manufacturers. The Previous Proposals request information on the "concrete measures and the money spent on the improvement of working and living conditions at Mattel's own facilities and at its subcontractors' facilities," including the following:

- Implementation of the Global Manufacturing Principles ("GMP") (a code of conduct that addresses working conditions and environmental stewardship at the Company's manufacturing plants and the facilities of its vendors and licensees' vendors);
- Heating and ventilation conditions;
- Noise conditions;
- Overtime worked;
- Wages paid;
- Harassment;
- Duration of lunch breaks;
- Dormitory occupancy;
- Workplace injuries; and
- Underage workers.

The Proposal requests information "on the working conditions at Mattel's owned-and-operated facilities, at Mattel's vendors' facilities and at Mattel's licensees facilities," including the following:

- Implementation of the GMP;
- Long working hours;
- Unpaid overtime hours;
- Poor ventilation;
- Workplace safety issues; and
- Fair treatment of employees.

Like in *Bank of America*, while the specific wording varies slightly between the Proposal and the Previous Proposals, there is significant overlap such that the substantive focus and requested action of each proposal is the same.

Moreover, exclusion of the Proposal under Rule 14a-8(i)(12)(iii) can be distinguished from the Company's prior requests to exclude different stockholder proposals as being substantially similar to the Previous Proposals. The Proponent's 2009 proposal requested reports on "the toys manufactured by licensees and sold under Mattel brands," *Mattel, Inc.* (avail. Mar. 10, 2009), and the Proponent's 2008 proposal requested reports on "on the products manufactured by licensees and sold bearing Mattel's brands," *Mattel, Inc.* (avail. Mar. 24, 2008). The stated purpose of both Proponent's 2008 and the 2009 proposals is to reassure shareholders "about the safety and quality of those products as well as about the working conditions in which they are manufactured." Reports on quality and safety of Company toys and products require entirely different information and a very different process of information-gathering (*e.g.*, quality and safety evaluation requires testing the materials and final products themselves, while working conditions are evaluated through observation and more limited testing of ventilation, water and air quality, etc.). By contrast, as the above analysis indicates, the Proposal and the Previous Proposals deal with substantially the same subject matter – the working conditions at facilities used to manufacture the Company's products (or components of Company products).

C. *The Proposals Included in the Company's 2007 Proxy Materials Did Not Receive the Stockholder Support Necessary to Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in Exhibit E, the 2007 Proposal received approximately 7.39% of the vote at the Company's 2007

Annual Meeting of Stockholders.[1] Thus, the 2007 Proposal failed to meet the required 10% threshold at the 2007 meeting and is excludable under Rule 14a-8(i)(12)(iii).

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with matters relating to a company's "ordinary business" operations. As discussed below, the "working conditions" targeted by the Proposal encompass a variety of issues that clearly relate to the Company's ordinary business operations. Accordingly, we believe the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10).

A. Precedent Regarding Exclusion Under Rule 14a-(8)(i)(7).

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon

---

[1] The 2007 Proposal received 269,732,206 "against" votes and 21,520,661 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

which shareholders, as a group, would not be in a position to make an informed judgment.

Thus, when examining whether a proposal may be excluded under Rule 14a-8(i)(7), the first step is to determine whether the proposal raises any significant social policy issue. If a proposal does not, then it may be excluded under Rule 14a-8(i)(7). If a proposal does raise a significant social policy issue, it is not the end of the analysis. As discussed below, the Staff has concurred with the exclusion of stockholder proposals that raise a significant social policy issue when other aspects of the report or action sought in the proposals implicate a company's ordinary business. We believe that most Rule 14a-8(i)(7) determinations considered by the Staff do not revolve around whether the subject matter of a proposal has raised a significant social policy issue, but instead depend on whether the specific actions sought by the proposal or some other aspect of the proposal involve day-to-day business matters.

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

B. The Proposal Is Excludable Because It Seeks a Report on the Company's Overall Safety and Workplace Conditions and Policies.

In its 2009 Global Citizenship Report, the Company states that it strives to ensure that its products are manufactured in a responsible and ethical manner. *Available at* http://corporate.mattel.com/about-us/cr-csreport.aspx. The Company devotes considerable effort and resources to implementing and auditing its GMP, which set out standards for wages and working hours, age requirements, living conditions, workplace safety, emergency planning and environmental stewardship. As discussed below, the Proposal focuses on working conditions, a central and routine aspect of managing the Company's operations. Thus, the Proposal addresses "core matters involving the company's business and operations" that are "of a complex nature" and are "fundamental to management's ability to run [the Company] on a day-to-day basis," and, accordingly, constitute ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Proposal is similar to many other stockholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a company's safety and workplace conditions and policies. *See Wal-Mart Stores, Inc.* (avail. Mar. 23, 1998) (concurring with exclusion of a proposal requesting a report on working conditions for employees of manufacturers of company products); *Lands' End, Inc.* (Mar. 9, 1998) and *The Warnaco Group, Inc.* (Mar. 9, 1998) (both concurring with exclusion of proposals requesting a report on issues including wages of vendors and subcontractors); *CNF*

Transportation Inc. (avail. Jan. 26, 1998) (concurring with exclusion of a proposal requesting that the board of directors implement a policy of disclosing safety data and related safety claims history to shareholders); *E.I. du Pont de Nemours and Co.* (avail. Nov 27, 1992) (concurring with the exclusion of a proposal as ordinary business because it related to the safety of the company's operations).

Similar to the companies in the precedent cited above, the Company's actions to implement the product quality and safety procedures embodied by its GMP are at the core of its business operations. The Proposal seeks information on a broad array of day-to-day workplace conditions. Specifically, the Proponent's supporting statement identifies long working hours, unpaid overtime, poor ventilation, workplace safety issues, fair treatment of employees and "managing implementation and oversight of the Global Manufacturing Principles" as information to be included in the requested reports, incorporating the long, comprehensive list of standards contained in the GMP (including quality and safety procedures, standards for management systems, wages and working hours, age requirements, living conditions, workplace safety and emergency planning). Accordingly, the reference to "working conditions" encompasses a wide range of topics that relate to the Company's ordinary business operations.

Implementing and auditing the Company's GMP is an important, but ordinary and day-to-day aspect, of the Company's operations. As stated above, the Company dedicates considerable resources to its GMP training and audit program, making its implementation a central and routine element of the Company's ordinary business. Regardless of whether certain aspects of the Company's GMP transcend the Company's ordinary business, the Proposal clearly also requests that the Company report on implementation of routine policies and procedures. Wages and working hours for non-executive employees clearly constitute part of a company's ordinary business. *See* Staff Legal Bulletin No. 14A (July 12, 2002) (stating that proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7)); *see also Minnesota Mining and Manufacturing Co.* (avail. Mar. 4, 1999) (proposal that would limit the yearly percentage increase of the compensation of the company's top forty executives and the CEO to amounts determined by certain formulas was excludable under Rule 14a-8(i)(7) as relating to general compensation matters and ordinary business operations); *3M Co.* (avail. Mar. 6, 2008) (proposal relating to the compensation of high-level 3M employees, including line employees and staff employees, excludable under Rule 14a-8(i)(7) because it related to general compensation matters). Quality and safety procedures, management standards, workplace safety and emergency planning all are elements of workplace management, and the Staff has consistently concurred with exclusion of proposals addressing these items because they constitute ordinary business operations. *See Kansas City Southern (Recon.)* (avail. Mar. 14, 2008) (proposal that requested information regarding the company's safety and security initiatives was excludable under Rule 14a-8(i)(7) because it constituted ordinary business operations); *Deere & Co.* (avail. Nov. 30, 2000) (proposal requesting creation of a committee to address quality concerns constituted ordinary business operations and was properly excludable); *Southwest Airlines Co.* (avail. Mar. 19, 2009) (proposal regarding operational and oversight standards for the company's repair facilities was excludable as ordinary business operations); *Boeing Co.* (avail. Feb. 25, 2005) (proposal relating to management of the company's workforce was excludable as ordinary business operations); *Exxon Mobil Corp.* (avail. Mar. 21, 2000) (proposal requesting that the board of directors establish a committee to oversee settlement payments and other litigation matters as well as safety improvements was excludable as ordinary business operations); *Exxon Mobil Corp. (Warsh)* (avail. Jan. 30, 1990) (proposal that requested a report of procedures including emergency preparedness and proposed safety improvements was excludable as ordinary business operations); *Chrysler Corporation* (avail. Feb. 18, 1998) (proposal requesting new procedures and policies to protect human rights, company employment practices, standards regarding worker health and safety, training programs and compliance procedures was excludable because the proposal related to ordinary business operations). Living conditions and age requirements for workers have also been found excludable as ordinary business operations. *See Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), *Kmart Corp.* (avail. Mar. 12, 1999) and *The Warnaco Group, Inc.* (avail. Mar. 12, 1999) (identical proposals requesting the development of independent monitoring programs and the establishment of a policy for providing sustainable living wages for employees related to ordinary business operations and were excludable).

The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. Recently, the Staff affirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007), concurring with the exclusion of a proposal under Rule 14a-8(i)(7) recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Accordingly, the Staff noted that it would "not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials." In *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred with exclusion of a proposal requesting that the board make available information regarding the company's efforts to safeguard the security of its operations arising from a terrorist attack and/or other homeland security incidents because the company's security and safety programs related to the company's ordinary business operations, even if the security and safety in connection with a terrorist attack constituted non-ordinary business. In *General Electric Co.* (avail. Feb 10, 2000), because a portion of the proposal related to ordinary business matters, the Staff concurred with the exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation and (iii) use funds from the Trust only as intended. In *Crescent Real Estate Equities Co.* (avail. Apr. 28, 2004), the Staff concurred with the exclusion of a proposal that on its face purported to address only policy-related matters but requested annual reports "of certain information relating to each transaction between the Company and any executive officer or director of the Company," which the proponent's supporting statement indicated would extend to matters relating to the company's ordinary business. *See also Medallion Financial Corp.* (avail. May 11, 2004) (concurring with exclusion of a proposal requesting a company engage a consultant to evaluate ways to increase stockholder value, and noting that it "appears to relate to both extraordinary transactions and non-extraordinary transactions"); and *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using unfair labor practices because the proposal also requested that the report address ordinary business matters).

Thus, consistent with the precedent cited above, the Proposal may be excluded in its entirety because it relates to the Company's ordinary business matters, even if it also relates to a non-ordinary business matter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (310) 252-3615, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Bob Normile
Senior Vice President and General Counsel

Enclosures

cc: M. Hessler-Grisel

Exhibit A

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

To the attention of
Mr. Secretary of Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245-5012

Paris, November 25 2009

Dear Mr, Secretary,

Please find enclosed the proposal I intend to submit to the next Annual Meeting.

I am an individual registered shareholder owning 250 shares.

I hereby confirm I intend to continue to hold the securities through the date of the meeting of the shareholders.

Very sincerely,

Marie-Claude Hessler-Grisel

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

SHAREHOLDER PROPOSAL

Whereas the Shareholders, following the cancellation of Mattel's own independent and transparent auditing process, request the Board of Directors to inform the public, every year, on the working conditions at Mattel's owned-and-operated facilities, at Mattel's vendors' facilities and at Mattel's licensees facilities.

Supporting Statement

2009 will be remembered as the year Mattel gave up transparency.

In 1997, Mattel adopted the most comprehensive code of conduct in the toy industry and - as stated in the 1999 proxy statement - was "the first multi-national products company to commit to and initiate independent auditing and monitoring of its facilities on a global basis". Furthermore it was decided that "to ensure the independence and transparency of the audits, the result [were] to be published and made available publicly" by the auditors.

Such an ambitious program has been going on for around 10 years. Mattel's owned-and-operated facilities have been audited as well as many vendors' facilities. Audit reports have been made available to the public on Mattel's website. The whole process has been transparent even if this transparency has not shown, by far, the then hoped for, full implementation of the code of conduct and decisive improvement in the working conditions.

In fact, year after year, the audit reports have revealed the same recurrent problems such as too long working hours, overtime hours not paid as they should be, not to mention poor ventilation and workplace safety issues. In recent years, the audit reports have become more critical. For instance, page 39 of the 2008 audit report on Mattel vendor plants: "An even more disconcerting factor appears to be Mattel's unwillingness or inability to exert pressure on plant 13 to rectify the shortfalls and improve its treatment of workers". Or a remark by the independent auditor in the 2007 Global Citizenship report: "much more needs to be done and can be done".

At the beginning of 2009 Mattel abruptly and stealthily cancelled its own independent monitoring process.

Instead Mattel will rely on the ICTI Care Process, an audit and certification process put in place by the toy industry as a whole. There is no denying that having the same code of conduct and the same process for a whole industry represent some simplification for manufacturers. However the ICTI Care Process has severe limitations. For the time being it is limited to China (and maybe to some parts of South East Asia). Furthermore, as of October 2009, 1054 factories only have been certified, a single digit percentage.

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

Above all, the whole process is fatally flawed because it is not transparent: no audit reports are made public.

Under those circumstances, shareholders are anxious not to see their investment jeopardized by scandals due to working conditions. To reassure themselves they cannot rely on Mattel's reporting system. The annual reports barely mention the issues (in 2008: "ensure that employees through our supply chain are treated fairly" or in 2007: "managing implementation and oversight of the Global Manufacturing Principles"). The Global Citizenship Reports come out every other year at best, cover a whole range of issues and give very limited information regarding the working conditions. In the 2009 report, only 5 short pages, one of them being pictures, cover the issue of "promoting fair and just working conditions". Five pages in more than two years versus audit reports of many full pages for one factory alone! Even with that minimum information, shareholders learn the working conditions have worsened. In 2008, 6 Mattel owned factories out of 10 had one or more highly critical findings – which ones? wonder shareholders – whereas in 2007 "only" 3 out of 9 had one more highly critical findings.

After ten years of public reporting, the working conditions under which Mattel toys are produced remain woefully inadequate. From now on, are shareholders considered so naïve as to take Mattel's assertions at face value? Waiting for Mattel's promised endeavors to foster the transparency of the ICTI Care Process is like waiting for Godot – Mattel workers and workers of Mattel's subcontractors and licensees urgently need more and better.

Exhibit B

MATTEL, INC.

333 Continental Boulevard
El Segundo, California 90245-5012

NOTICE OF THE 2005 ANNUAL MEETING OF STOCKHOLDERS

The 2005 Annual Meeting of Stockholders of Mattel, Inc., will be held on Thursday, May 19, 2005, at 10:00 a.m. (Los Angeles time), at the Manhattan Beach Marriott, 1400 Parkview Avenue, Manhattan Beach, California 90266. The following items of business are to be considered and acted on at the Annual Meeting:

1. Election of ten directors.
2. Ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2005.
3. Approval of the Mattel, Inc. 2005 Equity Compensation Plan.
4. A stockholder proposal regarding "golden parachute vote provision."
5. A stockholder proposal regarding certain reports by the Board of Directors.
6. Such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Each of the above items of business is described in more detail in the Proxy Statement accompanying this Notice. The Board of Directors recommends a vote FOR each of the ten nominees for director named in the accompanying Proxy Statement, a vote FOR the proposals described above in items 2 and 3 and a vote AGAINST the proposals described above in items 4 and 5.

If you were a holder of record of Mattel common stock at the close of business on March 23, 2005, you are entitled to notice of and to vote at the Annual Meeting.

A list of record holders of Mattel common stock entitled to vote at the Annual Meeting will be available for examination at Mattel's offices at 333 Continental Boulevard, El Segundo, California 90245-5012, for any purpose germane to the Annual Meeting, by any stockholder during normal business hours for ten days prior to the Annual Meeting.

The Manhattan Beach Marriott is accessible to those who require special assistance. If you require special assistance, please call the Marriott at (310) 546-7511.

By Order of the Board of Directors



Robert Normile
Secretary

El Segundo, California
April 13, 2005

PROPOSAL 5
STOCKHOLDER PROPOSAL REGARDING
CERTAIN REPORTS BY THE BOARD OF DIRECTORS

Marie-Claude Hessler-Grisel, whose address is* FISMA & OMB Memorandum M-07-16 has requested that the following proposal be included in this Proxy Statement. Ms. Hessler-Grisel has advised Mattel that she is the owner of over $2,000 of Mattel common stock. Ms. Hessler-Grisel's proposal and her related supporting statement are followed by a recommendation from the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

The stockholder's proposal follows:

Whereas the shareholders request the Board of Directors to report yearly on the concrete measures and the money spent on the improvement of working and living conditions at Mattel's own facilities and at its subcontractors' facilities.

Supporting statement

Seven years ago, Mattel announced its first code of conduct (the Global Manufacturing Principles, GMP) and the creation of MIMCO (Mattel Independent Monitoring Council). Since then, regular audit reports have been published.

The latest reports, published in January and April 2004, are cause of major concerns.

The January report regarding twelve subcontractors' plants in China corroborates the facts revealed by NGOs and describes shocking conditions and systematic violations of the laws and of Mattel's code of conduct.

The April report regards two Mexican plants which are owned and operated by Mattel. Even in these facilities, Mattel's code of conduct is not fully implemented. Workers have the same complaints of heat, noise and overtime as they did during the previous audits. Cases of harassment are on the rise and a third of the workers are afraid of reporting injuries because of the risk of being fired. Overtime wages were not always paid as they should have.

It is true that Mattel has had the integrity to keep its commitment and to make all the audit reports public. This was but a first step. To have the conditions really improved, the laws and the GMP respected, drastic changes are required. It is obvious that the resources already committed to improve Mattel's own facilities, to advise and assist its vendors have been insufficient and/or ineffective. More is needed than cosmetic measures and press releases used as a public relation device.

Consumers' awareness of the issue of the working and living conditions in the toy industry is growing due to NGOs' studies and an important media coverage, especially in Europe where even the European Parliament is being informed.

A rapid action is needed in order to avoid further damage to the value of Mattel and to meet the expectations of the consumers.

* * * * * * * * * * *

The Board of Directors unanimously recommends that stockholders vote AGAINST the stockholder's proposal for the following reasons:

Mattel already provides comprehensive, detailed reports and other information to the public regarding progress made on working and living conditions in Mattel's own facilities and at its subcontractors' facilities, consistent with Mattel's approach of being an industry leader in this important area. The information released by Mattel includes a Corporate Social Responsibility (CSR) Report, a GRI Report (as described below), and reports from the International Center for Corporate Accountability (ICCA), an independent organization that monitors and audits Mattel's progress.

In 1997 Mattel implemented a process to ensure that facilities that manufacture, assemble or distribute Mattel's products comply with a set of specific principles called "Global Manufacturing Principles" (GMP), which are some of the most detailed and comprehensive in the consumer products industry. These principles address wages and working hours, age requirements, forced labor, discrimination, freedom of expression and association, living conditions, workplace safety, health, emergency planning and environmental protection. GMP also requires that Mattel and its Partners' facilities have management systems in place to address labor, social, environmental, health and safety issues.

Since 1997, Mattel has developed quantifiable standards and auditing tools that measure its progress in meeting the stringent standards of the GMP. Mattel has engaged with stakeholders and communicated its performance and plans for the future in varied formats and forums. Mattel's performance has been recognized by organizations including FTSE4Good and the Dow Jones Sustainability Index.

Mattel has dedicated impressive resources and corporate focus to its GMP program. A clear picture of Mattel's commitment to the GMP is provided in Mattel's first CSR Report, released in 2004, which presents quantitative measurements of Mattel's performance where available, so that stakeholders can clearly see the results of Mattel's commitment, and which is available online at http://www.mattel.com (click on "About Us" and "Corporate Social Responsibility"). In addition to the CSR Report, a more detailed document called the GRI Report is also available online in the same area of the Web site.

The purposes of the CSR Report are to highlight the key elements of the GRI Report, provide context on the progress of Mattel's programs, create a vehicle for stakeholder dialogue and present a roadmap for future programs and reporting. The Global Reporting Initiative (GRI) is an independent institution with a mission to develop and disseminate globally applicable sustainability reporting guidelines. GRI has developed guidelines that are for voluntary use by organizations for reporting on the economic, environmental and social dimensions of their activities, products and services. Mattel supports the GRI mission to bring comparability, consistency and unity to corporate reporting, and Mattel's GRI Report is a detailed response in accordance with the GRI guidelines.

As noted above, in addition to the CSR Report and GRI Report, Mattel has welcomed independent auditing of its progress toward implementing its Corporate Social Responsibility program. In 1998, the Mattel Independent Monitoring Council (MIMCO) was formed with experts from academia, including Dr. Prakash Sethi, City University of New York. In early 2003, the activities of MIMCO were absorbed into the International Center for Corporate Accountability (ICCA), which currently performs monitoring of facilities for Mattel and other companies.

Mattel has left decisions such as the format and frequency of independent reporting to ICCA's judgment, and supports ICCA's decision to conduct audits of all of Mattel's company-owned and operated plants on a 3-year cycle. ICCA conducts in-depth, on-site inspections of manufacturing facilities. ICCA is also responsible for conducting similar audits of Mattel's contract manufacturers; the selection of individual plants and the timing of their audits are at the sole discretion of ICCA. ICCA's audit findings are made public through press releases and other communications to non-governmental organizations (NGOs) and interested individuals. Mattel does not approve ICCA final reports, but has a right to respond to ICCA findings. It is the obligation of ICCA to make public Mattel's responses to its reports.

Mattel believes that ICCA's audits, Mattel's responses to the audits, the GRI Report and the CSR Report represent an unprecedented degree of reporting and transparency in the toy industry. Through these reports, Mattel has endeavored to provide a clear picture of its progress toward implementing the GMP, as well as a frank view of progress yet to be made.

It is Mattel's sincere belief that by operating within the GMP principles and guidelines and adhering to its code of conduct, Mattel not only benefits the men and women who manufacture Mattel products, but also ensures that customers and consumers can continue to purchase and enjoy Mattel products with the confidence that they have been manufactured in a decent and humane environment.

For these reasons, the Board of Directors opposes the proposal.

Approval of this stockholder proposal requires the affirmative vote of a majority of the total votes cast with regard to this proposal by holders of shares of Mattel common stock who are present in person or represented by proxy and entitled to vote such shares at the Annual Meeting. Unless marked to the contrary, proxies received will be voted against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 5.

Exhibit C

Table of Contents

MATTEL, INC.

333 Continental Boulevard
El Segundo, California 90245-5012

NOTICE OF THE 2006 ANNUAL MEETING OF STOCKHOLDERS

The 2006 Annual Meeting of Stockholders of Mattel, Inc., will be held on Thursday, May 11, 2006, at 10:00 a.m. (Los Angeles time), at The Westin Los Angeles Airport Hotel, 5400 West Century Boulevard, Los Angeles, CA 90045. The following items of business are to be considered and acted on at the Annual Meeting:

1. Election of eleven directors.
2. Ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2006.
3. A stockholder proposal regarding separating the roles of CEO and Board Chair.
4. A stockholder proposal regarding certain reports by the Board of Directors.
5. A stockholder proposal regarding pay-for-superior-performance.
6. Such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Each of the above items of business is described in more detail in the Proxy Statement accompanying this Notice. The Board of Directors recommends a vote FOR each of the eleven nominees for director named in the accompanying Proxy Statement, a vote FOR the proposal described above in item 2 and a vote AGAINST the proposals described above in items 3 through 5.

If you were a holder of record of Mattel common stock at the close of business on March 16, 2006, you are entitled to notice of and to vote at the Annual Meeting. A list of record holders of Mattel common stock entitled to vote at the Annual Meeting will be available for examination at Mattel's offices at 333 Continental Boulevard, El Segundo, CA 90245-5012, for any purpose germane to the Annual Meeting, by any stockholder during normal business hours for ten days prior to the Annual Meeting.

The Westin Los Angeles Airport Hotel is accessible to those who require special assistance. If you require special assistance, please call the hotel at 310-216-5858.

By Order of the Board of Directors



Robert Normile
Secretary

El Segundo, California
April 13, 2006

*

PROPOSAL 4
STOCKHOLDER PROPOSAL REGARDING
CERTAIN REPORTS BY THE BOARD OF DIRECTORS

Marie-Claude Hessler-Grisel, whose address is FISMA & OMB Memorandum M-07-16 has requested that the following proposal be included in this Proxy Statement and has indicated that she intends to bring such proposal before the 2006 Annual Meeting of Stockholders. Ms. Hessler-Grisel has advised Mattel that she is the owner of over $2,000 of Mattel common stock. Ms. Hessler-Grisel's proposal and her related supporting statement are followed by a recommendation from the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

The stockholder's proposal follows:

Whereas the shareholders request the Board of Directors to report yearly on the concrete measures and the money spent on the improvement of working and living conditions at Mattel's own facilities and at its subcontractors' facilities.

Supporting statement

In 1997, Mattel announced its first code of conduct (the Global Manufacturing Principles, GMP) and the creation of Mattel Independent Monitoring Council (MIMCO). Since 1999, regular audit reports have been published.

The latest reports, released in January and April 2004 and August 2005, are cause of major concern. It is obvious that, eight years after their adoption, the Global Manufacturing Principles have failed: working and living conditions have barely improved.

Year after year, audit report after audit report, in Mattel's own plants and at subcontractors' facilities, the same complaints are voiced: too many overtime hours, no living wage, discomfort due to noise, heat and poor ventilation, overcrowded dormitories, very short lunch breaks, harassment. The recommendations by the auditors often are not followed by the necessary corrective measures.

And what about working conditions at plants run by companies to which Mattel has sold a licence and which manufacture Mattel products? No audit report has been published as of November 2005.

A recent example shows how Mattel's reputation could be damaged. In 2005, in a Mexican plant belonging to an American company to which Mattel had sold a licence, a case of underage worker has triggered worldwide media coverage, a demonstration in front of a "Target" in New York and the filing of a public communication with the Office of Trade Agreement Implementation by the trade union Frente de Trabajatores Vanguardia Obrera, with the support of the Washington Office on Latin America.

Money spent on improvements has been too little and/or inefficient. Shareholders need to know what and how much Mattel is doing. Shareholders need to be assured that, in times of growing overall difficulties in the toy industry, the issue of the working and living conditions is properly addressed and will no longer be a major Mattel liability.

* * * * * * * * * * *

The Board of Directors unanimously recommends that stockholders vote AGAINST the stockholder's proposal for the following reasons:

Mattel already provides comprehensive, detailed reports and other information to the public regarding progress made on working and living conditions in Mattel's own facilities and at its subcontractors' facilities, consistent with Mattel's approach of being an industry leader in this important area. The information released by Mattel includes a Corporate Social Responsibility (CSR) Report, a GRI Report (as described below), and reports from the International Center for Corporate Accountability (ICCA), an independent organization that monitors and audits Mattel's progress.

In 1997 Mattel implemented a process to ensure that facilities that manufacture, assemble or distribute Mattel's products comply with a set of specific principles called "Global Manufacturing Principles" (GMP), which are some of the most detailed and comprehensive in the consumer products industry. These principles address wages and working hours, age requirements, forced labor, discrimination, freedom of expression and association, living conditions, workplace safety, health, emergency planning and environmental protection. GMP also requires that Mattel and its Partners' facilities have management systems in place to address labor, social, environmental, health and safety issues.

Since 1997, Mattel has developed quantifiable standards and auditing tools that measure its progress in meeting the stringent standards of the GMP. Mattel has engaged with stakeholders and communicated its performance and plans for the future in varied formats and forums. Mattel's performance has been recognized by organizations including FTSE4Good.

Mattel has dedicated impressive resources and corporate focus to its GMP program. A clear picture of Mattel's commitment to the GMP is provided in Mattel's first CSR Report, released in 2004, which presents quantitative measurements of Mattel's performance where available, so that stakeholders can clearly see the results of Mattel's commitment, and which is available online at http://www.mattel.com (click on "About Us" and "Corporate Social Responsibility"). In addition to the CSR Report, a more detailed document called the GRI Report is also available online in the same area of the Web site.

The purposes of the CSR Report are to highlight the key elements of the GRI Report, provide context on the progress of Mattel's programs, create a vehicle for stakeholder dialogue and present a roadmap for future programs and reporting. The Global Reporting Initiative (GRI) is an independent institution with a mission to develop and disseminate globally applicable sustainability reporting guidelines. GRI has developed guidelines that are for voluntary use by organizations for reporting on the economic, environmental and social dimensions of their activities, products and services. Mattel supports the GRI mission to bring comparability, consistency and unity to corporate reporting, and Mattel's GRI Report is a detailed response in accordance with the GRI guidelines.

As noted above, in addition to the CSR Report and GRI Report, Mattel has welcomed independent auditing of its progress toward implementing its Corporate Social Responsibility program. In 1998, the Mattel Independent Monitoring Council (MIMCO) was formed with experts from academia, including Dr. Prakash Sethi, City University of New York. In early 2003, the activities of MIMCO were absorbed into the International Center for Corporate Accountability (ICCA), which currently performs monitoring of facilities for Mattel and other companies.

Mattel has left decisions such as the format and frequency of independent reporting to ICCA's judgment, and supports ICCA's decision to conduct audits of all of Mattel's company-owned and operated plants on a 3-year cycle. ICCA conducts in-depth, on-site inspections of manufacturing facilities. ICCA is also responsible for conducting similar audits of Mattel's contract manufacturers; the selection of individual plants and the timing of their audits are at the sole discretion of ICCA. ICCA's audit findings are made public through press releases and other communications to non-governmental organizations (NGOs) and interested individuals. Mattel does not approve ICCA final reports, but has a right to respond to ICCA findings. It is the obligation of ICCA to make public Mattel's responses to its reports.

Mattel believes that ICCA's audits, Mattel's responses to the audits, the GRI Report and the CSR Report represent an unprecedented degree of reporting and transparency in the toy industry. Through these reports, Mattel has endeavored to provide a clear picture of its progress toward implementing the GMP, as well as a frank view of progress yet to be made.

It is Mattel's sincere belief that by operating within the GMP principles and guidelines and adhering to its code of conduct, Mattel not only benefits the men and women who manufacture Mattel products, but also ensures that customers and consumers can continue to purchase and enjoy Mattel products with the confidence that they have been manufactured in a decent and humane environment.

For these reasons, the Board of Directors opposes the proposal.

Approval of this stockholder proposal requires the affirmative vote of a majority of the total votes cast with regard to this proposal by holders of shares of Mattel common stock who are present in person or represented by proxy and entitled to vote such shares at the Annual Meeting. Unless marked to the contrary, proxies received will be voted against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 4.

Exhibit D

MATTEL, INC.

333 Continental Boulevard
El Segundo, California 90245-5012

NOTICE OF THE 2007 ANNUAL MEETING OF STOCKHOLDERS

The 2007 Annual Meeting of Stockholders of Mattel, Inc., will be held on Friday, May 18, 2007, at 9:00 a.m. (Los Angeles time), at the Sheraton Gateway Hotel Los Angeles Airport, 6101 West Century Boulevard, Los Angeles, CA 90045. We will consider and act on the following items of business at the Annual Meeting:

1. Election of eleven directors.
2. Ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2007.
3. Board adoption of director election majority vote standard and stockholder approval of amendment to Certificate of Incorporation eliminating cumulative voting.
4. Approval of the Mattel Incentive Plan and the material terms of its performance goals.
5. A stockholder proposal regarding compensation of the top five members of management.
6. A stockholder proposal to separate the roles of CEO and Chairman.
7. A stockholder proposal regarding certain reports by the Board of Directors.
8. A stockholder proposal regarding pay-for-superior-performance.
9. Such other business as may properly come before the Annual Meeting.

The Proxy Statement accompanying this Notice describes each of the items of business in more detail. The Board of Directors recommends a vote FOR each of the eleven nominees for director named in the Proxy Statement, a vote FOR the proposals described above in items 2 through 4 and a vote AGAINST the proposals described above in items 5 through 8.

If you were a holder of record of Mattel common stock at the close of business on March 30, 2007, you are entitled to notice of and to vote at the Annual Meeting. A list of record holders of Mattel common stock entitled to vote at the Annual Meeting will be available for examination at Mattel's offices at 333 Continental Boulevard, El Segundo, CA 90245-5012, for any purpose germane to the Annual Meeting, by any stockholder during normal business hours for ten days prior to the Annual Meeting.

The Sheraton Gateway Hotel Los Angeles Airport is accessible to those who require special assistance. If you require special assistance, please call the hotel at 310-642-1111.

By Order of the Board of Directors



Robert Normile
Secretary

El Segundo, California
April 12, 2007

PROPOSAL 7
STOCKHOLDER PROPOSAL REGARDING
CERTAIN REPORTS BY THE BOARD OF DIRECTORS

Marie-Claude Hessler-Grisel, whose address is FISMA & OMB Memorandum M-07-16 has requested that the following proposal be included in this Proxy Statement and has indicated that she intends to bring such proposal before the 2007 Annual Meeting of Stockholders. Ms. Hessler-Grisel has continuously held shares of Mattel's common stock having an aggregate market value of over $2,000 for more than one year before submitting her proposal and has advised Mattel that she intends to continue to hold such shares through the date of the 2007 Annual Meeting. Ms. Hessler-Grisel's proposal and her related supporting statement are followed by a recommendation from the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

The stockholder's proposal follows:

Whereas the shareholders request the Board of Directors to report yearly on the concrete measures and the money spent on the improvement of working and living conditions at Mattel's own facilities and at its subcontractors' facilities.

Supporting statement

Up to now, Mattel's code of conduct has failed.

The latest audit reports, released in June and October 2006, only confirm former reports. Working and living conditions have barely improved. Regarding the longer and longer working hours, they have even deteriorated.

How could such a promising code, now almost ten years old, have failed to fulfill its goal?

The main reasons are the lack of will and the lack of resources. Time and again, Mattel's management has not corrected obvious violations of the code of conduct privileging instead the short-term bottom line. Time and again, Mattel has preferred cutting the ties to a subcontractor rather than spending money to help implement the code of conduct. Time and again, in order to avoid improving working and living conditions, Mattel's management has hidden behind the generalities of corporate social responsibility or the excuse that other toy companies or retailers have similar or worse working and living conditions.

Shareholders may be interested to know that the same companies that brag about their corporate social responsibility are now intensely lobbying in China to prevent the adoption of a new labor law with stricter regulation. And shareholders should be aware that corporate social responsibility has become a big business for consultants, distributing awards to the very companies sponsoring their plush conferences.

The hypocrisy of companies with many good words but very little concrete progress could be counterproductive, consumers and workers will not be fooled for long. Fair trade products have a double digit growth in Europe. Furthermore, workers in China no longer put up with appalling conditions. Last July, there was a first social movement in a facility manufacturing toys for Mattel and due to labor shortage in China in the toy industry Mattel has been compelled to ship some toys by air thus damaging the bottom line and hurting the shareholders.

Shareholders need to know how much Mattel is doing to move beyond window dressing. By reporting yearly on the concrete measures and the money spent, the Board could assure shareholders that the issue of the working and living conditions is properly addressed and is no longer a potential liability.

* * * * * * * * * * *

The Board of Directors unanimously recommends that stockholders vote AGAINST the stockholder's proposal for the following reasons:

Mattel already provides comprehensive, detailed reports and other information to the public regarding progress made on working and living conditions in Mattel's own facilities and at its subcontractors' facilities, consistent with Mattel's approach of being an industry leader in this important area. The information released by Mattel includes a Global Citizenship Report, a GRI Report (as described below), and reports from the International Center for Corporate Accountability (ICCA), an independent organization that monitors and audits Mattel's progress against its Global Manufacturing Principles.

In 1997 Mattel implemented a process to ensure that facilities that manufacture, assemble or distribute Mattel's products adhere with a set of specific principles called "Global Manufacturing Principles" (GMP). These principles address wages, working hours, age requirements, forced labor, discrimination, freedom of association, living conditions, workplace safety, health, emergency planning and environmental protection. GMP also requires that Mattel and its Partners' facilities implement a management system to address labor, social, environmental, health and safety issues.

Since 1997, Mattel has developed quantifiable standards and auditing tools that measure its progress in meeting the stringent standards of the GMP. Mattel has engaged with stakeholders and communicated its performance and plans for the future in varied formats and forums. Mattel's performance has been recognized by organizations including FTSE4Good.

Mattel has dedicated resources and corporate focus to its GMP program. A clear picture of Mattel's commitment to the GMP was provided in Mattel's Corporate Social Responsibility (CSR) Report, released in 2004, which presented quantitative measurements of Mattel's performance where available, so that stakeholders could clearly see the results of Mattel's commitment. In keeping with our commitment, in January 2007 we issued our second CSR Report, which we are calling our Global Citizenship Report. With this report we have furthered our transparency by including environmental impact data and unedited stakeholder feedback on our programs and reporting processes. The Global Citizenship Report and the CSR Report are both available online at http://www.mattel.com (click on "About Us" and "Corporate Social Responsibility").

The purposes of the Global Citizenship Report are to highlight the key elements of the GRI Report, provide context on the progress of Mattel's programs, create a vehicle for stakeholder dialogue and present a roadmap for future programs and reporting. The Global Reporting Initiative (GRI) is an independent institution with a mission to develop and disseminate globally applicable sustainability reporting guidelines. GRI has developed guidelines that are for voluntary use by organizations for reporting on the economic, environmental and social dimensions of their activities, products and services. Mattel supports the GRI mission to bring comparability, consistency and unity to corporate reporting, and Mattel's GRI Report is a detailed response in accordance with the GRI guidelines.

As noted above, in addition to the Global Citizenship Report and GRI Report, Mattel has welcomed independent auditing of its progress toward implementing its Corporate Social

Responsibility program. In 1998, the Mattel Independent Monitoring Council (MIMCO) was formed with experts from academia, including Dr. Prakash Sethi, City University of New York. In early 2003, the activities of MIMCO were absorbed into the International Center for Corporate Accountability (ICCA), which currently performs monitoring of facilities for Mattel and other companies.

Mattel has left decisions such as the format and frequency of independent reporting to ICCA's judgment, and supports ICCA's decision to conduct audits of all of Mattel's company-owned and operated plants on a 3-year cycle. ICCA conducts in-depth, on-site inspections of manufacturing facilities. ICCA is also responsible for conducting similar audits of Mattel's contract manufacturers; the selection of individual plants and the timing of their audits are at the sole discretion of ICCA. ICCA's audit findings are made public through press releases and other communications to non-governmental organizations (NGOs) and interested individuals. Mattel does not approve ICCA final reports, but has a right to respond to ICCA findings. It is the obligation of ICCA to make public Mattel's responses to its reports.

Mattel believes that ICCA's audits, Mattel's responses to the audits, the GRI Report and the Global CitizenshipReport represent an unprecedented degree of reporting and transparency in the toy industry. Through these reports, Mattel has endeavored to provide a clear picture of its progress toward implementing the GMP, as well as a frank view of progress yet to be made.

It is Mattel's sincere belief that by operating within the GMP principles and guidelines and adhering to its code of conduct, Mattel not only benefits the men and women who manufacture Mattel products, but also ensures that customers and consumers can continue to purchase and enjoy Mattel products with the confidence that they have been manufactured in a decent and humane environment.

For these reasons, the Board of Directors opposes the proposal.

Approval of this stockholder proposal requires the affirmative vote of a majority of the total votes cast with regard to this proposal by holders of shares of Mattel common stock who are present in person or represented by proxy and entitled to vote such shares at the Annual Meeting. Unless marked to the contrary, proxies received will be voted against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 7.

Exhibit E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-05647

MATTEL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-1567322**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Continental Blvd.
El Segundo, CA 90245-5012
(Address of principal executive offices)

(310) 252-2000
(Registrant's telephone number)

(Former name, former address and former fiscal year, if changed since last report)

NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Number of shares outstanding of registrant's common stock, $1.00 par value, as of August 2, 2007:

393,914,099 shares

Table of Contents

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders of Mattel was held on May 18, 2007. Proxies for the meeting were solicited pursuant to Regulation 14A of the Securities Exchange Act of 1934, and there was no solicitation in opposition to that of management. All of the nominees for director listed in the proxy statement were elected pursuant to the process described in the proxy statement, with the number of votes cast as follows:

Name of Nominee	Votes "FOR"	Votes Withheld From This Nominee	Votes Withheld From All Nominees
Michael J. Dolan	351,625,161	9,216,758	104,279
Robert A. Eckert	346,491,237	14,350,682	104,279
Dr. Frances D. Fergusson	353,395,820	7,446,099	104,279
Tully M. Friedman	342,444,031	18,397,888	104,279
Dominic Ng	353,151,430	7,690,489	104,279
Dr. Andrea L. Rich	326,189,302	34,652,617	104,279
Ronald L. Sargent	325,370,068	35,471,851	104,279
Dean A. Scarborough	351,884,995	8,956,924	104,279
Christopher A. Sinclair	320,827,528	40,014,391	104,279
G. Craig Sullivan	326,197,120	34,644,799	104,279
Kathy Brittain White	326,657,489	34,184,430	104,279

Proposal 2, a proposal to ratify the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2007, was approved by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
349,069,455	9,725,381	2,151,362	—

Proposal 3, a proposal regarding Board adoption of director election majority vote standard and stockholder approval of amendment to Certification of Incorporation eliminating cumulative voting, was approved by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
298,980,395	29,777,401	2,184,844	30,003,558

Proposal 4, a proposal to approve the Mattel Incentive Plan and the material terms of its performance goals, was approved by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
342,578,506	16,015,871	2,351,821	—

Proposal 5, a stockholder proposal regarding compensation of the top five members of management, was defeated by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
4,759,953	323,373,434	2,809,253	30,003,558

Proposal 6, a stockholder proposal to separate the roles of CEO and Chairman, was defeated by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
67,981,245	260,534,962	2,426,433	30,003,558

Proposal 7, a stockholder proposal regarding certain reports by the Board of Directors, was defeated by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
21,520,661	269,732,206	39,689,773	30,003,558

Proposal 8, a stockholder proposal regarding pay-for-superior-performance, was defeated by the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker "NON-VOTE"
154,746,071	172,668,008	3,228,561	30,303,558

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit No.	Exhibit Description
4.0*	Form of Stock Certificate for Mattel, Inc. Common Stock
11.0*	Computation of Income per Common and Common Equivalent Share
12.0*	Computation of Earnings to Fixed Charges
31.0*	Certification of Principal Executive Officer dated August 3, 2007 pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.1*	Certification of Principal Financial Officer dated August 3, 2007 pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.0**	Certification of Principal Executive Officer and Principal Financial Officer dated August 3, 2007 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

* *Filed herewith .*

** *Furnished herewith .*

(1) *This exhibit should not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.*